                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                         Hypertension Diagnostics, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                  44914V 10 4
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                                 (CUSIP Number)


                             Girard P. Miller, Esq.
                          Lindquist & Vennum, P.L.L.P.
                                4200 IDS Center
                          Minneapolis, Minnesota 55402
                           Telephone: (612) 371-2467
                            Facsimile: (612 371-3207
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 14, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

================================================================================

CUSIP NO.  44914V 10 4            13D                        PAGE 2  OF 5  PAGES
         ---------------------                                    --    --
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Stanley M. Finkelstein, Ph.D.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF,OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                                    312,071
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                      -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                    312,071
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH:
                                      -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    312,071
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      5.8%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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Item 1.    Security and Issuer.

           This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Hypertension Diagnostics, Inc., a Minnesota corporation (the "Issuer"). The principal executive office of the Issuer is located at 2915 Waters Road, Suite 108, Eagan, Minnesota 55121-1562.


Item 2.    Identity and Background.

           (a)     Name.  This Schedule 13D is being filed on behalf of Stanley
                   M. Finkelstein, Ph.D.

           (b) Business Address. The business address of Dr. Finkelstein is Health Informatics Division, Box 609, UMHC, 420 Delaware Street SE, Minneapolis, Minnesota 55455.

           (c) Present Occupation. Dr. Finkelstein is a Professor of Laboratory Medicine and Pathology at the University of Minnesota Medical School.

           (d)     Criminal Proceedings and Litigation. During the last five
                   years, Dr. Finkelstein (1) has not been convicted in a
           (e)     criminal proceeding (excluding traffic violations or similar misdemeanors), and(2) has not been a party to a civil
                   proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

           (f)     Citizenship.  Dr. Finkelstein is a citizen of the United
                   States.


Item 3.    Source and Amount of Funds or Other Consideration.

           Dr. Finkelstein purchased a total of 108,766 shares of Common Stock in self-directed private placement offerings of the Issuer in 1988 and 1989. Due to a 1-for-2 reverse split effected by the Issuer in September 1995, Dr. Finkelstein owned 54,383 shares of Common Stock.

           In October 1995, the Issuer granted Dr. Finkelstein 257,688 nonqualified options for providing valuable consulting services to the Issuer. All options were vested in October 1997.

Item 4.    Purpose of Transaction.

           Dr. Finkelstein received his securities in connection with consulting services provided to the Issuer. He holds these securities for investment purposes.


                               Page 3 of 5 Pages
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Item 5.    Interest in Securities of the Issuer.

           (a) Dr. Finkelstein is the beneficial owner of 312,071 shares, representing approximately 5.8% of the outstanding shares of the Common Stock of the Issuer. The calculation of the foregoing percentage is based on 5,109,235 shares of Common Stock shown as being outstanding on the Form 10-QSB Quarterly Report filed by the Issuer with the Securities and Exchange Commission for the quarter ended September 30, 1999. Of the 312,071 shares, 257,688 shares are deemed owned due to currently exercisable options, and 54,383 represent shares of Common Stock.

           (b) Dr. Finkelstein has sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of the shares.

           (c) There have been no transactions by Dr. Finkelstein in the securities of the Issuer during the past sixty days.

           (d)     Not applicable.

           (e)     Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           None.


Item 7.    Material to Be Filed as Exhibits.

           7.1     Hypertension Diagnostics, Inc. 1998 Stock Option Plan


                               Page 4 of 5 Pages
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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 11, 2000.


                                      /s/Stanley M. Finkelstein, Ph.D.
                                      ------------------------------------------
                                         Stanley M. Finkelstein, Ph.D.


                               Page 5 of 5 Pages